UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2025

Commission file number: 001-41334

RAIL VISION LTD.

(Translation of registrant’s name into English)

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

This Report of Foreign Private Issuer on Form 6-K consists of (i) the Registrant’s press release issued on August 22, 2025, titled “Rail Vision Announces First Half 2025 Financial Results,” which is attached hereto as Exhibit 99.1; (ii) the Registrant’s Interim Condensed Financial Statements as of June 30, 2025, which is attached hereto as Exhibit 99.2; and (iii) the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2025, which is attached hereto as Exhibit 99.3.

The first paragraph, the sections titled “First Half 2025 & Recent Highlights,” “Forward-Looking Statements,” “First Half 2025 Financial Results,” the GAAP financial statements and the Reconciliation of GAAP to Non-GAAP Financial Measures table in the press release attached as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, are incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File Nos. 333-271068, 333-272933, 333-276869, 333-277963 and 333-278645) and Form S-8 (File Nos. 333-265968, 333-281329 and 333-286652), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

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EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Rail Vision Ltd. on August 22, 2025, titled “Rail Vision Announces First Half 2025 Financial Results.”
99.2	Rail Vision Ltd.’s Interim Condensed Financial Statements as of June 30, 2025.
99.3	Rail Vision Ltd.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2025.
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
104*	Cover Page Interactive Data File formatted as Inline XBRL and contained in Exhibit 101

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rail Vision Ltd.

Date: August 22, 2025	By:	/s/ Ofer Naveh
	Name:	Ofer Naveh
	Title:	Chief Financial Officer

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